EXHIBIT 21

LIST OF SUBSIDIARIES

     The Company had the following subsidiaries as of the date of this report:

NAME		INCORPORATED
1.	First National Bank & Trust Company of the Treasure Coast	United States

2.	FNB Brokerage Services, Inc.	Florida

3.	FNB Insurance Services, Inc.	Florida

4.	South Branch Building, Inc.	Florida

5.	Big O RV Resort, Inc.	Florida

6.	FNB Property Holdings, Inc.	Delaware

7.	FNB RE Services, Inc.	Florida